EXHIBIT 99.2

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY CONDENSED CONSOLIDATED BALANCE SHEET				USD	➢RMB	7.6120

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	June 30,	June 30,
	2006	2007	2007
ASSETS	(Unaudited)	(Unaudited)	(Unaudited)

Current assets
Cash and cash equivalents	61,464,737	¥112,482,321	$14,776,973
Trade receivables, less allowance for doubtful accounts of ¥ 2,109,910 and ¥ 2,033,621.74, respectively	4,452,959	4,838,941	635,699
Refundable value added tax	2,470,941	2,462,430	323,493
Deposits	44,943	885,354	116,310
Advances to employees	1,198,601	2,257,088	296,517
Advances to suppliers	443,030	486,230	63,877
Other receivables	171,120	171,120	22,480
Prepaid expenses	534,755	336,689	44,231
Inventory	4,121,136	8,710,543	1,144,317

Total current assets	74,902,222	132,630,716	$17,423,897

Non-current assets
Long-term investments	—	4,266,441	560,489
Loan Costs (Asset)	—	10,873,016	1,428,405
Property and equipment, net of accumulated depreciation of ¥ 4,690,856 and ¥ 4,916,022, respectively	1,014,581	1,076,561	141,429
Intangible assets, net of accumulated amortization of ¥ 8,678,751 and ¥ 10,412,324, respectively	7,108,244	11,335,632	1,489,179

Total non-current assets	8,122,825	27,551,650	$3,619,502

Total assets	83,025,047	¥160,182,366	$21,043,399

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities
Trade accounts payable	1,230,782	1,015,761	133,442
Accrued expenses	3,941,618	4,140,849	543,990
Taxes payable	5,182,615	4,782,909	628,338
Advances from customers	8,121,043	7,837,929	1,029,681

Total current liabilities	18,476,058	¥17,777,448	$2,335,451

Long-term liability
Convertible notes	—	43,581,295	5,725,341

Total long-term liabilities	—	¥43,581,295	$5,725,341

Shareholders’ equity (deficit)
Ordinary shares, ¥ 0.6257 ($0.0756) par value; 6,613,756 shares authorized; 921,875 and 1,500,000 shares outstanding, respectively	1,647,781	1,647,781	216,471
Additional paid-in capital	77,726,236	115,333,624	15,151,553
Statutory reserves	3,084,020	3,084,020	405,152
Accumulated other comprehensive loss—foreign currency translation	(491,079)	(1,530,279)	(201,035)
Accumulated deficit	(17,417,969)	(19,711,522)	(2,589,533)

Total shareholders’ equity (deficit)	64,548,989	¥98,823,624	$12,982,608

Total liabilities and shareholders’ equity (deficit)	83,025,047	¥160,182,366	$21,043,399

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY CONDENSED CONSOLIDATED INCOME STATEMENTS				USD➢ RMB	7.6120

	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30, 2006	June 30, 2007	June 30, 2007
Revenues	(Unaudited)	(Unaudited)	(Unaudited)
Software sales	¥8,770,471	¥13,301,876	$1,747,488
Hardware sales	4,232,596	2,465,727	323,926
Service fee income	2,738,807	3,351,055	440,233

Total Revenues	15,741,874	19,118,658	2,511,647

Cost of revenues
Cost of software	2,451,803	4,605,654	605,052
Cost of hardware	3,728,309	1,757,887	230,936
Cost of service fee income	721,871	1,029,419	135,236
Amortization of software costs	1,375,807	1,733,573	227,742

Total Cost of Revenue	8,277,790	9,126,533	1,198,966

Gross Profit	7,464,084	9,992,125	1,312,681

Expenses
Research and development	46,070	180,324	23,689
General and administrative	3,181,068	5,597,698	735,378
Selling and distribution expenses	4,635,778	4,569,367	600,285

Total Expenses	7,862,916	10,347,389	1,359,352

Loss from operations	(398,832)	(355,264)	(46,672)
Interest income	20,642	1,677,200	220,336
Interest expense	(22,216)	(714,158)	(93,820)
Accretion of discount on notes payable	—	(1,974,807)	(259,433)
Amortization of loan costs	—	(703,033)	(92,359)
Loss on investments	—	(223,491)	(29,360)

Net loss	¥(400,406)	¥(2,293,553)	(301,307)

Earnings per ordinary share
Basic	¥(0.27)	¥(0.87)	$(0.11)
Diluted	¥(0.27)	¥(0.87)	$(0.11)

E-FUTURE INFORMATION TECHNOLOGY INC. AND CONDENSED CONSOLIDATED STATEMENTS OF CASH				USD	➢RMB	7.6120

	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30,	June 30,	June 30,
	2006	2007	2007
Cash flows from operating activities:	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	¥(400,406)	¥(2,293,553)	$(301,307)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	215,485	225,166	29,580
Amortization of intangible assets	1,110,888	1,733,573	227,742
Interest on notes payable contributed by shareholders	—	691,739	90,875
Change in assets and liabilities:
Accounts receivable	(1,494)	(385,982)	(50,707)
Refundable value added tax	352,656	8,511	1,118
Deposits	(10,719)	(840,411)	(110,406)
Advances to employees	412,264	(1,058,487)	(139,055)
Advances to suppliers	(145,700)	(43,200)	(5,675)
Other receivables	(9,697)	—	—
Prepaid expenses	160,265	198,066	26,020
Inventories	(4,274,123)	(4,589,407)	(602,917)
Trade payables	(1,338,844)	(215,021)	(28,248)
Accrued expenses	(2,771,745)	199,231	26,173
Taxes payable	61,826	(399,706)	(52,510)
Advances from customers	4,869,415	(283,114)	(37,193)

Net cash provided by operating activities	(1,769,929)	(7,052,595)	(926,510)

Cash flows from investing activities:
Purchases of property and equipment	(240,430)	(287,146)	(37,723)
Payments for software	(1,215,532)	(2,676,566)	(351,625)
Long-term investments	—	(4,266,441)	(560,489)
Loan to Guarantor	800,000	—	—

Net cash used in investing activities	(655,962)	(7,230,153)	(949,837)

Cash flows from financing activities:
Issuance of ordinary shares for cash, net of offering costs paid	(250,024)	—	-
Issue convertible notes	—	68,463,345	8,994,134
Repayment of short term loan	(2,800,000)	—	-

Net cash provided by (used in) financing activities	(3,050,024)	68,463,345	8,994,134

Effect of exchange rate changes on cash	—	(3,163,012)	(415,530)
Net increase in cash	(5,475,915)	51,017,586	6,702,258
Cash and cash equivalents at beginning of period	8,834,817	61,464,737	8,074,716

Cash and cash equivalents at end of period	¥3,358,902	¥112,482,322	$14,776,973

Supplemental cash flow information
Interest paid	¥66,662	¥714,158	$93,820